UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2019

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

On July 5th , 2019, Celyad SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Filippo Petti and Eric Van Cutsem contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on July 5, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: July 8th, 2019	By:	/s/ Filippo Petti
Filippo Petti
Chief Executive Officer